Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$137,131	$146,680	$124,647	$79,514	$103,332
Add: Fixed Charges	21,208	13,625	11,294	10,020	5,508
Add: Amortization of capitalized interest	141	139	83	—	—
Less: Interest capitalized	—	123	498	405	—
Less: Earnings (loss) from joint venture, net	217	393	99	9	14
Less: pre-tax net loss attributable to noncontrolling interest	(386)	(494)	(183)	—	—
Total earnings	$158,508	$160,422	$135,610	$89,120	$108,826

Fixed charges:
Interest expense (1)	$21,205	$9,493	$8,739	$7,175	$2,522
Interest factor of operating lease expense (2)	2,822	4,132	2,555	2,845	2,986
Total fixed charges	$21,208	$13,625	$11,294	$10,020	$5,508

Ratio of earnings to fixed charges (3)	7.47	11.77	12.01	8.89	19.76

(1)	Interest expense includes both expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratios of earning to fixed charges were computed by dividing earnings by fixed charges.